Exhibit 99.4

ELDORADO GOLD CORPORATION Security Class Holder Account Number Fold Form of Proxy—Annual and Special Meeting to be held on Thursday, June 21, 2018 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 3:00 PM (Pacific Time) on Tuesday, June 19, 2018. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet • Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com • Smartphone? 1-866-732-VOTE (8683) Toll Free Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Eldorado Gold Corporation hereby appoint: George Burns, President and CEO, or failing him, Timothy Garvin, Executive Vice President & General Counsel,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Eldorado Gold Corporation to be held at the Fairmont Hotel Vancouver (Waddington Room) 900 West Georgia Street, Vancouver, BC, on June 21, 2018 at 3:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. George Albino	☐	☐	02. George Burns	☐	☐	03. Teresa Conway	☐	☐
04. Pamela Gibson	☐	☐	05. Geoffrey Handley	☐	☐	06. Michael Price	☐	☐
07. Steven Reid	☐	☐	08. John Webster	☐	☐			

Fold

	For	Withhold
2. Appointment of Auditors Appointment of KPMG LLP as Auditors of the Company for the ensuing year.	☐	☐

	For	Against
3. Setting the Auditor's Pay Authorize the Directors to fix the Auditor's pay.	☐	☐
4. Advisory Vote on Exective Compensation Approve an ordinary resolution as set out on page 12 of the management proxy circular supporting the Company's approach to executive compensation on an advisory basis.	☐	☐
5. Share Consolidation Approve a special resolution as set out on page 16 of the management proxy circular to amend Eldorado's restated articles of incorporation to implement a proposed Share Consolidation.	☐	☐
6. Amended and Restated Stock Option Plan Approve an ordinary resolution as set out on page 18 of the management proxy circular approving Eldorado's amended and restated stock option plan.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

ELZQ 274806 AR0